Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110273

PROSPECTUS

TECO ENERGY, INC.

Common Stock, $1.00 Par Value

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

      The Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”) of TECO Energy, Inc. (the “Company”) provides shareholders with a convenient and economical method of purchasing additional Common Stock of the Company. Employees of the Company and its subsidiaries may also purchase Common Stock under the Plan through automatic payroll deductions.

      Shares purchased under the Plan will be purchased directly from the Company unless the Company directs the plan agent, The Bank of New York (the “Agent”), to purchase shares on the open market.

      Participants in the Plan may:

-	have cash dividends on all or some of their shares of Common Stock automatically reinvested, at the current market price as defined below, in stock purchased from the Company or on the open market; or

-	continue to receive their cash dividends and invest by making optional cash payments of not less than $25 and not more than $10,000 per transaction maximum, with a maximum annual investment of $120,000 in the aggregate per calendar year, at the current market price as defined below, in stock purchased from the Company or on the open market; or

-	invest their cash dividends on all or some of their shares and make optional cash payments.

      If original issue shares of Common Stock of the Company are purchased under the Plan, the purchase price for shares acquired with reinvested cash dividends and/or optional cash payments will be the average of the daily high and low sale prices for the composite trading of the Company’s Common Stock, on the purchase date. The price per share to Participants of shares purchased on the open market will be the weighted average price of the shares acquired by the Agent, plus a per share charge, which includes a brokerage commission. The current $.10 per share charge is subject to change over time. No shares will be purchased from the Company under the Plan at less than their par value, currently $1.00 per share.

      Cash dividends will be invested quarterly, normally on each dividend payment date, and optional cash payments will be invested monthly, normally on the 28th day of the month.

            Shareholders who do not participate in the Plan will continue to receive cash dividends.

The Company’s Common Stock is listed on the New York Stock Exchange under the symbol “TE.” On
January 19, 2007, the closing price of the common stock was $16.88.

This Prospectus relates to 2,598,046 shares of Common Stock and should be retained for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 22, 2007.

AVAILABLE INFORMATION

      The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public on the Commission’s website at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our website at http://www.tecoenergy.com. The Company’s website is not part of this Prospectus.

      The Company has filed with the Commission a registration statement on Form S-3 (with all amendments and exhibits, the “Registration Statement”) under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and to the exhibits thereto.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents previously filed with the Commission pursuant to the Securities Exchange Act of 1934 (the “34 Act”) are incorporated by reference in this Prospectus:

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

2.	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2006.

3.	The Company’s Current Reports on Form 8-K filed with the Commission on January 31, 2006, April 3, 2006, April 11, 2006, April 25, 2006, April 28, 2006, June 26, 2006, July 17, 2006, July 28, 2006, September 13, 2006, October 27, 2006 (as amended by the Current Report on Form 8-K/A filed on October 31, 2006), January 8, 2007, January 12, 2007.

4.	The description of the Company’s Common Stock contained in its Registration Statement on Form 8-B (File No. 1-8180) dated July 10, 1981, including any amendment or report filed after the date of this Prospectus for the purpose of updating such description.

5.	The description of the Company’s share purchase rights contained in its Registration Statement on Form 8-A (File No. 1-8180) filed with the commission on April 26, 1999, including any amendment or report filed after the date of this Prospectus for the purpose of updating such description.

      All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering of Common Stock shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents, provided, however that the Company is not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits have been specifically incorporated by reference therein). Requests for such copies should be directed to: Shareholder Services, TECO Energy, Inc., P.O. Box 111, Tampa, Florida 33601, telephone (813) 228-1326 or toll free 1-800-810-2032, or via email at investorrelations@tecoenergy.com .

FORWARD-LOOKING STATEMENTS

      This Prospectus and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “project,” “will” or other similar words to identify forward-looking statements.

      Without limiting the foregoing, any statements relating to our

•	earnings estimates and outlooks;

•	anticipated capital expenditures;

•	future cash flows and borrowings;

•	potential future merger opportunities and/or asset sales or monetizations; and

•	sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

      Among the factors that could cause actual results to differ materially are:

•	the effect of our substantial indebtedness on our financial condition and financial flexibility;

•	ratings downgrades that could affect our ability to access capital and to make payments on subordinated debt or pay dividends, our ability to maintain compliance with covenants in our borrowing arrangements and increase our financing costs;

•	our ability to limit capital expenditures to forecast levels;

•	limitations on our ability to obtain cash flow on which we depend from our subsidiaries;

•	interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

•	any adverse changes in nonconventional fuel tax credit laws, regulations or administration that would retroactively impact the federal income tax credits from the production of synthetic fuel or the related benefits that have been recognized to date;

•	the availability of adequate rail transportation capacity for the shipment of TECO Coal’s production;

•	general economic conditions, particularly those affecting energy sales in our service area;

•	economic conditions, both national and international, affecting the demand for TECO Tranport’s waterborne transportation services;

•	potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

•	federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

•	variations in weather conditions and seasonal variations affecting energy sales and operating costs;

•	commodity price changes, including the price of energy affecting our businesses;

•	fuel cost recoveries and cash at Tampa Electric or natural gas demand at Peoples Gas;

•	availability of transmission for sale of our power;

•	problems with our subsidiaries’ operations such as accidents or equipment failures that, if they occurred, would cause us to incur substantial costs;

•	adverse economic or political developments in the foreign countries in which our shipping business and TECO Guatemala have operation;

•	changes in electric tariffs or contract terms affecting TECO Guatemala’s operations; and

•	changes in environmental regulation that may impose additional costs or curtail some of our activities.

      When considering forward-looking statements you should keep in mind the cautionary statements in this Prospectus and the documents incorporated by reference, including the Risk Factors included in our filings with the Commission.

THE COMPANY

      TECO Energy, Inc., a Florida corporation, is the issuer of the shares of Common Stock covered by this Prospectus. The Company is an integrated energy-related holding company with regulated utility businesses, complemented by a family of unregulated businesses. Its principal subsidiary, Tampa Electric Company, is a regulated utility with both electric and gas divisions (Tampa Electric and Peoples Gas System). Other subsidiaries are engaged in waterborne transportation, coal and synthetic fuel production and electric generation and distribution in Guatemala. A more complete description of the business of the Company and its recent activities can be found in documents listed in Incorporation of Certain Documents by Reference.

      The principal executive offices of the Company are located at TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, telephone (813) 228-1111.

THE PLAN

      The following is a question and answer statement of the provisions of the Plan.

PURPOSE

1. What is the purpose of the Plan?

      The purpose of the Plan is to provide holders of record of the Company’s Common Stock and employees of the Company and its subsidiaries with a convenient method of investing cash dividends and optional cash payments toward the purchase of shares of Common Stock. Also, because shares of Common Stock purchased under the Plan may be acquired directly from the Company, the Company may receive additional equity funds which would be added to its general funds and would be used for general corporate purposes.

ADVANTAGES

2. What are the advantages of the Plan?

      Participants in the Plan may (a) have cash dividends on all or some of their shares of Common Stock automatically invested, (b) invest in additional shares by making optional cash purchases of not less than $25 and not more than $10,000 per transaction maximum, with a maximum annual investment of $120,000 per calendar year, whether or not a Participant has elected to have cash dividends automatically reinvested or (c) invest all or some of their cash dividends and make optional cash payments.

      Once enrolled in the Plan, Participants may contact the Agent to arrange for automated monthly investments via Electronic Funds Transfer (“EFT”). EFT payments are deducted monthly from the Participants’ designated account at any qualified financial institution that participates in the Automated Clearing House (“ACH”). Deductions are made on the 25th day of each month, or if such a date is not a business day, the deduction will be made on the preceding business day.

      For each optional cash investment made by EFT, Participants will incur a per share charge (currently $.10), which includes a brokerage commission. Such payments are subject to the minimum optional cash investment of $25.00 per transaction, a maximum investment of $10,000 per transaction and a maximum annual investment of $120,000 per calendar year.

      For the price of shares purchased under the Plan (see Question 20). No shares will be purchased from the Company under the Plan at less than their par value, currently $1.00 per share.

      Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to Participants’ accounts. In addition, cash dividends applicable to such fractions of shares, as well as full shares, will be credited to Participants’ accounts. The Agent will provide simplified recordkeeping through regular statements of Participants’ accounts.

ADMINISTRATION

3. Who administers the Plan?

      The Agent will administer the Plan and make purchases of shares as agent for Participants. The Agent will keep a continuous record of each participating shareholder’s activities and send him or her a statement of account or “Transaction Advice” following each purchase of shares for his or her account. The Agent will hold for safekeeping the shares purchased for each Participant until termination of participation in the Plan or receipt of a written request by a Participant for all or part of his or her shares. Shares purchased under the Plan and held by the Agent will be registered in its name for each Participant in the Plan.

PARTICIPATION

4. Who is eligible to participate?

      All holders of record of shares of the Company’s Common Stock are eligible to participate in the Plan. If the Common Stock of a shareholder is registered in a name other than that of the shareholder (e.g., in the name of a broker or bank nominee), the shareholder who wants to participate in the Plan must become a shareholder of record by having a portion or all of his or her shares transferred to the shareholder’s own name.

      Employees of the Company and its United States subsidiaries are also eligible to participate in the Plan through automatic payroll deduction even though they do not have any shares of the Company’s Common Stock registered in their individual names.

PARTICIPATION BY SHAREHOLDERS

5. How does an eligible shareholder participate?

      A holder of record of shares of Common Stock may join the Plan at any time by checking the appropriate box on the Authorization Form and signing and returning it to the Agent. A postage-paid, pre-addressed envelope is provided for this purpose. An Authorization Form may be obtained by written request to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774, or by calling the Agent at (800) 650-9222. Where the stock is registered in more than one name (i.e., joint tenants, trustees, etc.), all registered holders must sign.

6. When may a shareholder join the Plan?

      A holder of record of shares of Common Stock may join the Plan at any time. If the shareholder’s Authorization Form is received by the Agent two (2) business days prior to the record date for the Company’s next cash dividend (normally the record date is the 15th day of the month in which a Common Stock dividend is to be paid), then that dividend, if it is to be reinvested, along with any optional cash payments (see Questions 16 and 17) received on or before the Investment Date, will be used to purchase additional shares of Common Stock for the shareholder as of the Investment Date. The “Investment Date” is the dividend payment date for the months in which dividends are payable and the 28th day of the month, or if that date is not a business day, on the next following business day, for months in which dividends are not payable. Dividends on shares of Common Stock are normally payable on the 28th day of February, May, August and November.

      If the Authorization Form is not received by the Agent two (2) business days prior to the record date, reinvestment of cash dividends will be delayed until the dividend for the next quarter. For example, in order to invest the quarterly dividend expected to be payable on February 28, 2007, a shareholder’s Authorization Form must be received by the Agent two (2) business days prior to the record date (February 15, 2007), which would normally be on February 13, 2007. If the Authorization Form is received on February 14, 2007, the dividend payable on February 28 would be paid in cash and the shareholder’s participation in the dividend reinvestment feature of the Plan would not commence until the quarterly dividend expected to be payable on May 28, 2007.

7. What does the Authorization Form provide?

      The Authorization Form allows each shareholder to decide the extent to which he or she wants to participate in the Plan. By checking the appropriate box on the Authorization Form, a shareholder may indicate whether he or she wants to (1) reinvest cash dividends paid on all of the shares of Common Stock registered in his or her name, (2) invest cash dividends paid on some of such shares, and/or (3) participate in the Plan by making optional cash payments within the limits described in Question 17.

      If a signed Authorization Form is returned to the Agent without one of the boxes checked, the shareholder will be enrolled under the “Full Dividend Reinvestment” option. If a signed Authorization Form is returned to the Agent with the “Partial Dividend Reinvestment” box checked but without the number of shares designated, the form will be returned to the shareholder for completion. If the “Optional Cash Payments Only” box on the Authorization Form is checked, the Company will continue to pay to the Participant cash dividends on shares registered in his or her name, and cash dividends on shares credited to the Participant’s Plan account, but the Agent will apply any optional cash payment received from the shareholder to the purchase of additional shares of Common Stock under the Plan.

8. How may a Participant change options under the Plan?

      A Participant may change his or her investment option at any time by signing a new Authorization Form and returning it to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774. An Authorization Form and postage-paid envelope may be obtained as stated in Question 5. Any Authorization Form directing the Agent to change an option must be received by the Agent two (2) business days prior to the record date in order to be effective on the related dividend payment date.

PARTICIPATION BY EMPLOYEES

9. Which employees are eligible to join the Plan?

      Any employee age 18 or older of TECO Energy, Inc. or one of its U.S. subsidiaries is eligible to join the Plan after completing six months of employment, except for those working as part of an educational cooperative program.

10. What are the rights of employees participating in the Plan?

      Employees have the same rights, and are governed by the same terms and limitations, under the Plan as TECO Energy, Inc. shareholders, except that eligible employees may make optional cash payments through regular payroll deductions.

11. How does an employee authorize payroll deductions under the Plan?

      An employee may authorize payroll deductions under the Plan at any time by completing the Payroll Deduction Authorization Form and returning it to the payroll department. The deduction will begin on the next designated pay period. A Payroll Deduction Authorization Form may be obtained from the payroll department.

      The Payroll Deduction Authorization Form allows an employee to specify the dollar amount to be deducted from his or her pay each month. The monthly deductions will be used to purchase full and fractional shares of the Company’s Common Stock. In addition, all cash dividends credited to an employee’s Plan account will be fully reinvested and used to purchase additional shares of Common Stock, unless the employee notifies the Agent otherwise (see Question 8).

      The employee must specify on the Payroll Deduction Authorization Form the amount to be withheld each month in whole dollar amounts. The minimum monthly deduction is $25.

      No interest will be paid by the Company or the Agent on payroll deductions held as optional cash payments for the purchase of shares.

12. How does an employee change or terminate participation in the Plan?

      Once authorized, payroll deductions will continue until changed or terminated by the employee. An employee may change the amount of or terminate payroll deductions at any time by giving written notice to the payroll department. Employees may terminate payroll deductions without withdrawing from the dividend reinvestment feature of the Plan.

      In order to withdraw from the dividend reinvestment feature of the Plan, an employee must notify the Agent in writing that he or she wishes to withdraw (see Question 29).

13. May an employee stop his or her payroll deductions and still participate in the Plan?

      Yes. An employee who stops his or her payroll deductions may leave his or her shares in the Plan, and the Agent will maintain the shares in the Plan account unless otherwise instructed. An employee may also make or continue to make optional cash payments (see Questions 16 and 17).

14. When are payroll deductions invested?

      Payroll deductions are invested on the Investment Date, normally the 28th day of each month. In the event that the 28th is not a business day, then the Investment Date will be the following business day.

15. What happens when an employee-participant leaves the Company?

      If an employee who is a participant in the dividend reinvestment feature of the Plan ceases to be employed by the Company, the Agent will continue to reinvest cash dividends on the shares credited to the Participant’s Plan account until the Participant withdraws from the Plan (see Question 29). If the employee has participated in the Plan exclusively through payroll deductions and/or optional cash payments, all accumulated shares in the employee’s account will be retained by the Agent and dividends paid as previously requested until the Agent is notified in writing to issue a stock certificate. This notice should be addressed to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774. Upon receipt of the notice by the Agent, certificates for whole shares credited to an employee’s account under the Plan will be mailed to him or her and a cash payment will be made for any fraction of a share and for any payroll deductions or optional cash payments which have not been invested. The cash payment for any fraction of a share sold will be based on the average weighted price for all shares sold for the plan on the trade date or dates less the per share transaction charge. The Participant will be charged a per share charge (currently $.10), which includes a brokerage commission, on the sale and any transfer tax.

OPTIONAL CASH PAYMENTS

16. How do optional cash payments work?

      Optional cash payments received from a Participant prior to the Investment Date will be applied by the Agent to the purchase of additional shares of Common Stock as of the Investment Date. The price of the shares of Common Stock purchased with optional cash payments will differ depending upon whether purchases are made from the Company or on the open market (see Questions 19 and 20). Optional cash payments received on or after an Investment Date will be held by the Agent until the next Investment Date. No interest will be paid by the Company or the Agent on optional cash payments held for the purchase of shares. A shareholder may participate in the Plan even if he or she wishes only to invest optional cash payments.

17. How may optional cash payments be made?

      An optional cash payment may be made by a Participant when enrolling in the Plan by EFT, or by enclosing a check in United States funds, drawn on a United States bank, with the Authorization Form. Thereafter, optional cash payments may be made through the use of cash payment forms, attached to statements of account, sent by the Agent to Participants. The same amount of money need not be sent each month, and there is no obligation to make optional cash payments.

      The minimum optional cash payment is $25 and $10,000 maximum in any one month. The Company reserves the right to refuse any optional cash payment which, when combined with all other optional cash payments made by the Participant during the calendar year, exceeds $120,000, and in the event a payment is received such that the stated limit would be exceeded if the entire payment were credited to the account, the entire payment will be rejected, not just the portion above the limit. Optional cash payments will be refunded if a written request for refund is received by the Agent at least forty-eight hours prior to application of such payments to the purchase of shares. Funds submitted for investment must be by check, in United States funds, drawn on a United States bank, and must be funds available for immediate deposit. Funds received not meeting these requirements will be returned.

      Optional cash payments should be made payable to The Bank of New York and sent to the address listed on the cash payment form provided on the statements of account. OPTIONAL CASH PAYMENTS FORWARDED TO ANY OTHER ADDRESS DO NOT CONSTITUTE A VALID DELIVERY.

      In the event that a Participant’s optional cash investment check or EFT is returned unpaid for any reason, the participant will be charged a return fee (currently $35.00). Further, the Agent will immediately remove from the Participant’s account shares that were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds and the return fee. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts plus the return fee, the Agent reserves the right to sell such additional shares from any of the Participant’s accounts maintained by the Agent as may be necessary to recover in full the uncollected balance plus the return fee. The sale of such shares may, in some cases, yield an amount greater than that required to recover in full the uncollected balance plus the return fee. If this occurs, only amounts in excess of $1.00 will be remitted to the Participant.

COSTS

18. Are there any expenses to Participants in connection with purchases under the Plan?

      The costs of administration of the Plan are paid by the Company. A per share charge (currently $.10), which includes a brokerage commission, for shares purchased on the open market will be included in the price per share. In the event a Participant withdraws from the Plan and requests the Agent to sell the shares, the Participant will be charged a per share charge (currently $.10), which includes a brokerage commission, on the sale and any transfer tax (see Question 29).

PURCHASES

19. What is the source of shares purchased under the Plan?

      Shares purchased under the Plan may come from authorized but unissued shares of Common Stock of the Company or from shares purchased by the Company in the open market. The decision to purchase shares on the open market will take into account the Company’s need for common equity and general market conditions. In the event that the Company instructs the Agent to purchase shares for Participants on the open market, the Agent will invest the cash dividends and/or optional cash payments by purchasing shares of the Company’s Common Stock on the open market as soon as possible commencing on the Investment Date. In the event that shares are open market purchases, The Bank of New York will usually use an affiliated broker to purchase shares on the open market (“Affiliated Broker”). The Affiliated Broker receives commissions in connection with such purchases.

20. What will be the price of the shares of Common Stock purchased under the Plan?

      a. Newly issued shares purchased from the Company.

      The price of the shares of Common Stock purchased where such shares are newly issued and purchased from the Company will be the average of the daily high and low sale prices of the Company’s Common Stock, on the day the shares are purchased, as reported in any nationally recognized and available internet data provider of daily composite trading price information, such as Yahoo Finance or MarketWatch. The purchases will normally occur on the Investment Date.

      b. Shares purchased on the open market.

      In the event the Company directs the Agent to purchase shares on the open market rather than from the Company, the purchase price will be based on the weighted average cost of all the shares, plus a per share charge (currently $.10), which includes a brokerage commission, purchased by the Agent on the open market. In the event that the purchase of shares in the open market occurs over more than one day, the purchase price will be the weighted average cost of all shares purchased.

      No Participant shall have any right to direct the time or price at which Common Stock may be purchased.

21. How many shares of Common Stock will be purchased for Participants?

      The number of shares to be purchased depends on the amount of the Participant’s reinvested cash dividends, optional cash payments, or both, and on the price of the shares of Common Stock. Each Participant’s account will be credited with a number of shares, including fractions computed to four decimal places, equal to the total amount invested divided by the purchase price.

22. When will purchases of shares of Common Stock be made?

      Share purchases from the Company will be made as of the Investment Date as defined in Question 6.

      When shares are purchased on the open market, share purchases will be as of the date on which the Agent has purchased sufficient shares for all Participants and such shares are allocated to Participants’ accounts.

      No interest will be paid by the Company or the Agent on cash dividends or optional cash payments held for purchase of shares.

SALES

23. How can I sell my shares?

Sale orders via Interactive Voice Response (“IVR”) System:

      You may instruct the Agent to sell some or all of your plan shares by placing a sale order via the Interactive Voice Response (“IVR”) system. To place a sale order, contact The Bank of New York at

1-800-650-9222. Simply enter your social security number or taxpayer ID at the prompt and select the menu option for sales and follow the instructions provided. For security purposes, you will be asked to enter your account number.

Sale orders via Internet:

      You may instruct the Agent to sell some or all of your plan shares by placing a sale order via the Internet. To place a sale order, you will first need to request a PIN by visiting The Bank of New York’s website at www.stockbny.com.

Sale orders via Mail:

      You may instruct the Agent to sell some or all of your plan shares by placing a sale order by completing and signing the tear-off portion of your account statement and mailing the instructions to the Agent. If there is more than one name or owner on the Plan account, all Participants must sign the tear-off portion of the account statement.

REPORTS TO PARTICIPANTS

24. What kind of reports will be sent to Participants in the Plan?

      Each Participant will receive a statement of account or “Transaction Advice” as soon as practicable following each purchase of shares. These statements are a Participant’s continuing and permanent record of the cost of purchases and should be retained for income tax purposes. In addition, each Participant will receive copies of all communications sent to all holders of shares of the Company’s Common Stock, including the Company’s annual report to shareholders, the notice of annual meeting and proxy statement, and any reports of taxable income required by the Internal Revenue Service.

      The statement will indicate the number of shares purchased, the price per share paid and will include any applicable tax information pertaining to the Participant’s reinvestment account. Participants should be aware that it is important to retain all statements received as there could be a fee incurred when requesting the Agent to supply past history.

DIVIDENDS

25. Will a Participant be credited with cash dividends on shares held in his or her account under the Plan?

      Yes. The Company pays cash dividends, as declared, to the record holders of all outstanding shares of its stock. As the record holder for Participants, the Agent will receive cash dividends for all shares credited to Participants’ accounts on the Common Stock dividend payment date. It will credit such cash dividends to four decimal places to Participants on the basis of full and fractional shares held in their accounts. For Participants other than those making only optional cash payments, cash dividends credited to their accounts will be reinvested in additional shares. Participants making only optional cash payments will have all cash dividends paid to them.

CERTIFICATES FOR SHARES

26. Will certificates be issued for shares of Common Stock purchased by Participants?

      Normally, certificates for shares of Common Stock purchased under the Plan will not be issued to Participants. Shares of Common Stock purchased for Participants in the Plan will be registered in the nominee name of the Agent, and credit for shares purchased will be shown on each Participant’s statement of account. This additional service protects against loss, theft or destruction of stock certificates.

      Certificates for any number of whole shares credited to a Participant’s account under the Plan will be issued upon written request to the Agent from the Participant. A Participant need not withdraw all his or her shares (see Question 29). This request should be mailed to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774. Any remaining full shares and fractions of shares will continue to be credited to the Participant’s account. Certificates for fractions of shares will not be issued under any circumstances. Shares credited to the account of a Participant under the Plan may not be pledged. A Participant who wishes to pledge such shares must request that certificates for such shares be issued in his or her name.

27. May I send certificates for shares of Common Stock of TECO Energy, Inc. held in my possession to the Agent for safekeeping?

      Yes. Participants in the Plan may send certificates for shares of Common Stock of the Company held in their possession to the Agent for safekeeping at no cost. These shares will be combined with the full and fractional shares acquired under the Plan and held by the Agent. Shortly thereafter, the Participant will receive a statement showing combined holdings. The Agent will treat these shares in the same manner as shares purchased for the Participant’s account. All certificates should be sent to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774, along with a signed and completed Enrollment Form, or with the tear-off portion of the account statement with written instructions regarding the deposit. Please mail by either registered or certified mail, return receipt requested. We recommend that the Participant insure the package for 2% of the value of the shares or $25.00, whichever is greater since the Participant bears the risk of loss in transit.

28. In whose name will certificates be registered when issued?

      Accounts under the Plan are maintained in the same names in which share certificates of Participants are registered at the time the Participants entered the Plan. Certificates for whole shares of Common Stock will be so registered when issued, except in instances such as death. Upon written request, certificates also can be registered and issued in names other than the account name subject to compliance with any applicable laws and the payment by the Participant of any applicable taxes, provided that the request bears the signature of the Participant and the signature is guaranteed by a member of the Securities Transfer Agent Medallion Program.

WITHDRAWAL

29. May a Participant withdraw from the Plan?

      Yes. The Plan is entirely voluntary, and a Participant may withdraw from the Plan at any time.

      A Participant may cancel participation in the Plan if a written notice of withdrawal from the Plan is received by the Agent two (2) business days before the record date. All subsequent cash dividends will be paid to the Participant unless the Participant re-enrolls in the Plan, which may be done at any time. If the notice of withdrawal is not received by the Agent two (2) business days before the record date, it will be processed as promptly as possible following the related dividend payment date. Optional cash payments which have not been invested will be refunded if a written request for refund or withdrawal from the Plan is received by the Agent at least forty-eight hours prior to the application of such payments to the purchase of shares.

30. How does a Participant withdraw from the Plan?

      To withdraw from the Plan, a Participant must notify the Agent in writing that he or she wishes to withdraw. A withdrawal/termination form is attached to the statement of account for this purpose. This notice should be addressed to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774. When a Participant withdraws from the Plan or upon termination of the Plan by the Company, certificates for whole shares credited to his or her account under the Plan will be mailed to him or her and a cash payment will be made for any fraction of a share and for any optional cash payments which have not been invested. The cash payment for any fraction of a share will be based on the average weighted price for all shares sold for the plan on the trade date or dates less the per share transaction charge for the latest practical date preceding processing of the withdrawal.

      Upon his or her withdrawal from the Plan, the Participant may request that a portion or all of his or her shares in the Plan, both whole and fractional, be sold. This sale will be made within ten trading days after receipt by the Agent of the request.

      All sales of shares will be made in the open market on the exchange on which the shares are traded. Sales are usually made through an Affiliated Broker. The Affiliated Broker will receive brokerage commissions. The price per share cannot be determined prior to the sale. The price per share sold will reflect the $.10 per share fee, and shall always be the average weighted price for all shares sold for the Plan on the trade date or dates. Sales are made at least once a week. Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. The selling price will not be known until the sale is complete. A check for the proceeds of the sale of shares less applicable taxes, and transaction fees will normally be mailed to you by first class within two (2) business days after the final trade settlement date.

31. What happens when a Participant sells or transfers all of the shares registered in his or her name?

      If a Participant disposes of all shares of Common Stock registered in his or her name, the Agent will continue to reinvest the cash dividends on the shares credited to the Participant’s account under the Plan until notified that the Participant wishes to withdraw from the Plan. If an “Optional Cash Payments Only” Participant disposes of all shares of Common Stock registered in the Participant’s name, the Agent will continue to pay cash dividends to the Participant on shares credited to the Participant’s account under the Plan until notified that the Participant wishes to withdraw from the Plan. Sales are usually made through an Affiliated Broker. Normally, the shares are sold on the exchange on which the common shares of the Company trade. The price per share sold will reflect a per share charge (currently $.10), which includes a brokerage commission, and shall always be the average weighted price for all shares sold for the Plan on the trade date or dates. Participants will incur a per share charge (currently $.10), which includes a brokerage commission, per share sold.

OTHER INFORMATION

32. If the Company has a rights offering, how will a Participant’s entitlement be computed?

      A rights offering takes place when the Company issues to the existing shareholders the right to purchase additional shares of Common Stock in proportion to the shares already owned. A Participant’s entitlement in a rights offering will be based upon the Participant’s total holdings, including shares credited to the Participant’s account under the Plan. Rights will be issued for the number of whole shares only, unless rights for one or more whole shares in lieu of any fractional share interest are issued. Rights based on a fraction of a share not so provided for will be sold for a Participant’s account by the Agent and the net proceeds will be issued by check and mailed to the Participant.

33. What happens if the Company issues a stock dividend or declares a stock split?

      All shares of Common Stock distributed as a result of a stock dividend or a stock split on shares credited to the account of a Participant will be added to the Participant’s account. As soon as practicable after the declaration of a stock dividend or stock split, a statement will be sent to each Participant which will indicate the number of shares of Common Stock credited to each Participant’s account under the Plan as a result of the stock dividend or stock split. A Participant may receive a certificate for such shares at any time by sending a written request to The Bank of New York, P. O. Box 1958, Newark, NJ 07101-9774.

34. How will a Participant’s shares be voted at meetings of shareholders?

      For any shareholders’ meeting, each Participant will receive a single proxy card covering the total number of whole shares of Common Stock held—both the shares registered in the Participant’s name and those shares credited to his or her account under the Plan. If the proxy card is returned properly signed and marked for voting, all of the whole shares will be voted as marked. Also, the total number of whole shares held may be voted in person at the shareholders’ meeting.

      If a proxy card is returned properly signed but without indicating instructions as to the manner shares are to be voted with respect to any item, all of the Participant’s whole shares—those registered in his or her name and those shares credited to his or her account—will be voted in accordance with the recommendations of the Company’s Board of Directors, or as otherwise indicated in the Form of Proxy or Proxy Statement. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of the Participant’s shares covered by such proxy card will be voted unless the Participant votes in person at the meeting.

35. May the Plan be changed or discontinued?

      The Company reserves the right to suspend, modify, amend, or terminate the Plan, or to change the Agent administering the Plan at any time. Notice of any such modification, amendment, suspension, termination, or change of Agent will be sent to all Participants. In the event the Company changes the Agent, all references to the Agent shall thereafter mean the successor Agent as designated by the Company.

36. What is the responsibility of the Company and the Agent under the Plan?

      Neither the Company, nor the Agent in administering the Plan, will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a Participant’s account upon an occurrence such as the Participant’s death prior to the receipt of written notice thereof, or with respect to the prices at which shares are purchased for the Participant’s account and the times when the purchases are made, or with respect to any fluctuation in the market value after purchase or sale of shares.

      The Participant should recognize that the Company cannot assure a profit or protect against a loss on the shares of Common Stock purchased by a Participant under the Plan.

      The terms and conditions of the Plan and its operation shall be governed by and construed in accordance with the laws of the State of Florida. The Company reserves the right to interpret and regulate the Plan as may be necessary or desirable in connection with the operation of the Plan.

FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN

      The following is only a summary and does not purport to be a complete description of all of the federal income tax consequences of participation in the Plan. Except as noted, the taxation of foreign shareholders is not discussed in this prospectus. Participants are urged to consult their own tax advisors regarding the federal, state and local and foreign tax consequences (including the effects of any changes in law) of their participation in the Plan.

Reinvestment of Cash Dividends

      If shares purchased with reinvested cash dividends are newly issued shares, the Participant will be considered to have received a dividend for federal income tax purposes equal to the fair market value of the shares on the date of purchase. If the shares are purchased on the open market, the Participant will be treated as having received a dividend equal to the reinvested cash dividend. The tax basis of shares purchased with reinvested cash dividends will equal the amount of dividend income recognized by the Participant for federal income tax purposes with respect to the shares, and the holding period of the shares will begin on the day following the date of purchase.

Optional Cash Payments

      If shares purchased with optional cash payments are newly issued shares, the Participant will be treated for federal income tax purposes as having received a dividend equal to the excess (if any) of (i) the fair market value of the shares on the date of purchase over (ii) the optional cash payments made. A Participant will not be deemed to have received a dividend with respect to shares purchased on the open market. The tax basis of shares purchased with optional cash payments will equal the optional cash payments plus the amount (if any) treated as a dividend for federal income tax purposes, and the holding period of the shares will begin on the day following the date of purchase.

Withholding

      In the case of Participants (including foreign shareholders) whose dividends are subject to “backup” withholding or United States income tax withholding, the amount reinvested in shares will equal the cash dividends less the amount required to be withheld.

USE OF PROCEEDS

      The Company does not know either the number of shares that will ultimately be purchased from the Company under the Plan or the prices at which such shares will be sold. The proceeds from the sale of any additional Common Stock by the Company will be added to the general funds of the Company and will be used for general corporate purposes.

      We will not receive any funds under the Plan from the purchase of shares by the Agent on the open market.

SHAREHOLDER RIGHTS PLAN

      Each share of the Company’s Common Stock, including shares purchased under the Plan, also represents one share purchase right (a “Right”). The Rights, which are not currently exercisable, under certain circumstances may trade separately from the Common Stock and permit their holders to purchase at a favorable price large amounts of Common Stock or securities of a successor to the Company. The Rights could render more difficult or tend to discourage an attempt to gain control of the Company that the Company’s Board of Directors did not approve. The Board of Directors of the Company deemed it desirable and in the best interests of the Company and its stockholders to establish the Rights to preserve the long-term value of the Company in the event of a potential takeover that the Board of Directors believes to be coercive or unfair.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company’s Bylaws provide that the Company will indemnify directors and officers against certain expenses and liabilities incurred in connection with such person’s position with the Company to the full extent permitted by law. The Company maintains an insurance policy on behalf of its directors and officers, covering certain liabilities that may be incurred by the directors and officers when acting in their capacities as such.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. If a claim should arise for indemnification with regard to liability under the federal securities laws, the permissibility of such claim may have to be resolved by a court of competent jurisdiction.

LEGAL MATTERS

      Edwards Angell Palmer & Dodge LLP, Boston, Massachusetts has passed upon the validity of the securities for the Company.

EXPERTS

      The consolidated financial statements, financial statements schedules and management’s assessment of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      No person is authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer by the Company to sell or a solicitation of an offer to buy any securities other than the securities described herein or an offer by the Company to sell or the solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

TECO Energy, inc.
DIVIDEND REINVESTMENT
AND COMMON STOCK
PURCHASE PLAN
PROSPECTUS
January 22, 2007